EXHIBIT 99.1

Fury Reports Infill Drill Results; Returns High Grade at Eau Claire Including 14.41 g/t over 3.92 Metres

TORONTO, Aug. 25, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) ("Fury" or the "Company") is pleased to announce the third batch of assay results from its ongoing Phase 2 drill program at the Eau Claire Gold Project, located in the Eeyou Istchee Territory in the James Bay region of northern Quebec. The Phase 2 program comprises approximately 15,000 to 25,000 metres (m) of drilling focused on upgrading inferred mineral resources to higher-confidence mineral resources categories.

All drill holes reported in this release targeted areas currently classified as inferred mineral resources, with results continuing to demonstrate strong continuity of gold mineralization throughout the deposit, which support the Company's ongoing resource conversion objectives.

Significant drill highlights include:

  Hole 26EC-125 intersected 14.41 grams per tonne (g/t) gold over 3.92 m and 7.74 g/t gold over 1.96 m (Figure 2); the most significant result from the third batch of assays;
  Hole 26EC-118 intersected 4.49 g/t gold over 2.94 m and 7.74 g/t gold over 1.96 m, with hole 26EC-129 returning 2.07 g/t gold over 4.94 m and 10.35 g/t gold over 0.99 m (Figure 3); holes 26EC-118 and 26EC-129 were completed within the same mineralized zone, located approximately 250 m and 190 m up-dip, respectively, from hole 26EC-115;
  Hole 26EC-115 intersected 2.88 g/t gold over 8.00 m and 4.19 g/t gold over 4.00 m; these are final results that complete initial results previously reported (see news release dated July 13, 2026); and
  Hole 26EC-120 intersected 5.07 g/t gold over 6.00 m, including 10.20 g/t gold over 1.00 m (Figure 4).
  15,047 m (or 35 holes) for the Phase 2 Eau Claire program has been drilled.

"These latest results continue to confirm the continuity and quality of the mineralization as we work to convert inferred mineral resources into higher-confidence mineral resource categories," commented Tim Clark, CEO of Fury. "The consistency of mineralization across multiple zones, combined with several high-grade intercepts, further strengthens our confidence in the Eau Claire deposit as we move towards pre-feasibility in 2027."

Table 1: Recent Drill Highlights

Hole ID	From	To	Drilled Thickness (m)	True Thickness (m)	Au (g/t)
26EC-115	650.5	651.5	1.0	1.00	4.54
	660.5	662.0	1.5	1.50	3.21
	699.5	700.5	1.0	1.00	7.16
	703.0	707.0	4.0	4.00	1.47
	715.0	723.0	8.0	8.00	2.88
	726.0	730.0	4.0	4.00	4.19
26EC-117	341.5	343.0	1.5	1.45	2.98
	361.0	362.5	1.5	1.45	5.27
	422.5	424.0	1.5	1.46	1.61
26EC-118	20.5	22.0	1.5	1.44	3.73
	310.0	313.0	3.0	2.94	4.49
	316.0	318.5	2.5	2.45	2.35
	323.0	325.0	2.0	1.96	7.74
26EC-120	203.5	204.5	1.0	1.00	2.84
	287.0	293.0	6.0	6.00	5.07
	302.0	303.0	1.0	1.00	10.20
	371.5	373.0	1.5	1.50	1.34
	383.5	384.5	1.0	1.00	4.53
26EC-121	271.5	273.0	1.5	1.44	4.38
	309.0	310.5	1.5	1.44	1.98
	316.5	319.5	3.0	2.89	2.42
	373.0	374.5	1.5	1.45	1.82
26EC-125	332.0	333.0	1.0	0.98	2.48
	347.0	351.0	4.0	3.92	14.41
	365.0	367.0	2.0	1.96	7.74
	382.5	384.5	2.0	1.96	3.12
	415.5	417.0	1.5	1.48	3.91
	443.0	444.5	1.5	1.48	1.44
26EC-127	325.5	326.5	1.0	0.99	9.84
	343.0	345.0	2.0	1.97	4.10
	377.5	378.5	1.0	0.99	2.96
	385.5	387.5	2.0	1.98	4.45
26EC-128	317.5	318.5	1.0	0.99	3.85
26EC-129	367.0	372.0	5.0	4.94	2.07
	377.0	378.0	1.0	0.99	3.94
	396.0	397.0	1.0	0.99	10.35
	420.0	421.0	1.0	0.99	2.19
	431.0	432.0	1.0	0.99	2.33

Phase 2 drilling is aimed at converting inferred mineral resources into higher-confidence mineral resources categories and expanding the indicated mineral resource. To date, 35 drill holes totalling approximately 15,047 metres have been completed, of which five holes were abandoned. Assay results are currently available for 22 holes totalling 11,423 metres.

Figure 1: Long section of the Eau Claire Deposit looking north showing the locations of the completed and current drill holes in relation to the block model.

Figure 2: Eau Claire – Section 26EC-125 and 26EC-127.

Figure 3: Section 26EC-115, 26EC-117, 26EC-118, 26EC- and 26EC-129

Figure 4: Eau Claire – Section 26EC-120

Valérie Doyon, P.Geo, VP, Geology at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire with assay atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples and blanks, field and lab duplicates, and lab standards and blanks indicate good overall accuracy and precision.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing its 100% owned Eau Claire gold project towards development. The Company holds a 5.8% equity position in Contango Silver and Gold Inc. and is led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com ..

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Photos accompanying this announcement are available at

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